December 6, 2013

Gus Rodriguez
Accounting  Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Highlands Bankshares, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 29, 2013
File No. 0-27622

Dear Mr. Rodriguez:

Highlands Bankshares, Inc. (the “Company”) has received your letter dated November 25, 2013 containing comments on the Company’s above-referenced Annual Report on Form 10-K for the year ended December 31, 2012 .

This letter is to inform you that we intend to provide our responses on or before December 24, 2013.

Please call me at (276) 628-9181 or email me at rlittle@hubank.com with any questions.

Sincerely,

/s/ Robert M. Little, Jr.

Robert M. Little, Jr.
Chief Financial Officer